[Letterhead of Sutherland Asbill & Brennan LLP]

March 19, 2014

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.

Preliminary Proxy Materials on Schedule 14A filed March 18, 2014

File Nos. 814-00832 and 814-00839

Dear Ms. Miller:

On March 18, 2014, New Mountain Finance Corporation (the “Fund”) and New Mountain Finance Holdings, L.L.C. (the “Operating Company” and together with the Fund, the “NMF Funds”) filed on EDGAR the NMF Funds’ joint preliminary proxy materials on Schedule 14A (the “Proxy Materials”), which relate to the NMF Funds’ 2014 joint annual meeting of shareholders scheduled to take place on May 6, 2014.

If you have any questions or comments concerning the Proxy Materials, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                David Cordova / New Mountain Finance Corporation

John Mahon / Sutherland Asbill & Brennan LLP